02045061

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: **0-30204**

For June 12 to 26, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: June 26, 2002

By:
Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Offer Public Wireless Access Options in Western Japan

Tokyo, June 13, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that it will begin the free offering of public wireless access options for its individual services (IIJ4U, IIJ*mio* DSL/SF, and IIJ*mio* FiberAcess/SF) beginning July 1, 2002. This offering is being provided in conjunction with NTT West's launch of "FLET'S SPOT" service, offering broadband wireless access at public space in the western part of Japan.

At the beginning of this month, IIJ has already launched the public wireless access options in the eastern part of Japan, using NTT East's access points. Currently the option for eastern Japan covers Tokyo and Hokkaido on trial basis as a free of charge.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Reduce Monthly Fee for IIJ FiberAccess/F Service

-- Aiming to capture greater demand for 100Mbps class Internet over optical fiber access lines for SMEs --

TOKYO, June 20, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, today announced that the Company will reduce the monthly fee for its IIJ FiberAccess/F service, an Internet connectivity service offering 100Mbps class bandwidth over the regional NTTs' optical fiber access lines, beginning July 1, 2002. By reducing the monthly fee, IIJ aims to increase utilization amongst small and medium sized enterprises (SMEs) for this class of service. The reduction rate will range from 35% to 79%, according to the type of contracts.

"Last year the market for SMEs shifted from 64kbps-1.5Mbps dedicated connectivity to 8Mbps over ADSL. We believe the broadband trend will accelerate network usage further, bringing increased demand for 100Mbps class service transmitted over optical fiber lines going forward," said Koichi Suzuki, President and CEO of IIJ. "Since the number of contracts for IIJ FiberAccess/F service is still small, which was 73 at the end of March 2002, we believe it is time to go for capturing the rising demand in the market while minimizing revenue impact."

The IIJ FiberAccess/F service was launched in August 2001. The service is currently available in five regions: Tokyo, Kanagawa, Osaka, Aichi and Fukuoka, and will be eventually expanded to 7 other regions nationwide, namely Hokkaido, Miyagi, Chiba, Saitama, Shizuoka, Hiroshima and Hyogo, after August 2002.

The initial charge for the service was JPY50,000. The monthly charge for the 1/16C item will now range between JPY63,000 and JPY105,000, between JPY35,000 and JPY84,000 for the 1/32C item, between JPY21,000 and JPY63,000 for the 1/64C item, and between JPY14,000 to JPY49,000 for the 1/256C item.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

EXHIBIT 3

(Translation)

June 26, 2002

TO OUR SHAREHOLDERS:

Koichi Suzuki
Representative Director
Internet Initiative Japan Inc.
3-13, Kanda Nishiki-cho,
Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS AT THE 10th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

We hereby notify that at the ordinary general meeting of shareholders for the 10th term of our Company held today, the following items were reported and resolved.

Sincerely yours,

Subject to be reported:

Reports of the business reports, balance sheets and statement of profit and loss of the 10th fiscal year (from April 1, 2001 to March 31, 2002)

In this respect, the contents of the above documents were reported.

Subjects to be resolved:

Item 1: Approval of disposition of losses for the 10th fiscal year

This item was approved as originally proposed.

Item 2: Amendments to the Articles of Incorporation

This item was approved as originally proposed.

Item 3: Election of a director

This item was approved as originally proposed and the director of Mr. Takamichi Miyoshi was elected and assumed his office.

Item 4: Election of a statutory auditor

This item was approved as originally proposed and the statutory auditor of Mr. Bumpei Katayama was elected and assumed his office.

Item 5: Granting of retirement allowance to a retiring director

This item was approved as originally proposed to the effect that retirement allowance would be granted to Mr. Shunichi Kozasa, the retired director.

- End -

EXHIBIT 4

//

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Announces New Corporate Officer Assignments

Tokyo, June 26, 2002 -- Internet Initiative Japan (Nasdaq: IIJI) ("IIJ"), a leading Internet and comprehensive network solutions provider in Japan, today announced several new corporate officer assignments following the shareholder meeting held earlier today. These appointments are effective immediately.

Mr. Toshiya Asaba has been assigned the newly created position of Managing Director of IIJ, where he is responsible for overseeing and leading the Technology Department. Mr. Asaba has served as a Director of the Board and Chief Technology Officer of IIJ since June 1996. Mr. Asaba has also served as CTO of Crosswave Communications (37.9% owned affiliate) as well as a Board Director of IIJ America (90.3% owned subsidiary), Crosswave Communications America, Asia Internet Holding (26.7% owned affiliate) and Internet Multifeed (26.0% owned affiliate).

Mr. Hideshi Hojo has also been assigned the new position of Managing Director of IIJ, being responsible for heading the Marketing Department. Mr. Hojo has served as a Board Director of IIJ since June 2000 and as General Manager of the Sales Division in the Marketing Headquarters since February 1998. Mr. Hojo is also a General Manager of the Sales & Marketing Planning Division of Crosswave Communications, General Manager of the Market Development Department of IIJ Technology (64.1% owned subsidiary).

Mr. Takamichi Miyoshi has been assigned the position of Director of the Board. Mr. Miyoshi has served as a General Manager of Network Operations and System Administrations Division since July 2001 and as a General Manager of Internet Technology Division since January 2002. Mr. Miyoshi also serves as Director of IIJ Technology and as Director of atom (40.0% owned affiliate).

Mr. Bumpei Katayama has been appointed as Statutory Auditor. Mr. Katayama has been General Manager of Information and Telecommunication Division of Sumitomo Corporation since April 2001.

At the same time, Mr. Shunichi Kozasa and Mr. Shingo Yoshii resigned their positions as Director of the Board and Statutory Auditor, respectively. Following these changes in corporate officer assignments, IIJ maintains a Board of Directorship of 7 members, as well as 4 members of corporate auditors.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/